Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	May 22, 2017
Re: PartnerRe Ltd. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 5, 2017 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your email dated May 10, 2017, relating to the Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) of PartnerRe Ltd. (the “Company” and collectively with its subsidiaries and branches, “PartnerRe Group”).
Set forth below are our responses to the Staff comments. For your convenience, we have included the comments from the Staff in italicized type and have followed each comment with our response.

General

1.
You refer on page 27 to your Middle East, Africa and Russia regional unit. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. For instance, you disclose on page 27 that brokers Marsh (including Guy Carpenter) and Aon Group (including the Benfield Group) individually accounted for 10% or more of your 2016 total gross premiums. Both of these companies have reported insurance business involving Syria and Sudan in publicly available letters submitted to this agency within the past three years. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements,

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

or other contacts you have had with the governments of those countries or entities they control.
Operating worldwide as a leading global reinsurer, the PartnerRe Group is committed to complying with all applicable laws, regulations and regimes relating to economic and financial sanctions and other trade controls, including U.S. economic sanctions for Sudan and Syria where relevant (the “Sanctions Regulations”).
The PartnerRe Group has implemented a sanctions compliance program (the “PartnerRe Group sanctions compliance program”) designed to limit the risk of non-compliance with applicable Sanctions Regulations. This program includes, without being limited to: (i) periodic screening of active counterparties and service providers; (ii) regular employee training to increase awareness of laws and regulations related to sanctions and trade controls and to promote compliance; (iii) guidelines on the reasonable and proportionate sanctions due diligence on customers to be undertaken by employees; (iv) guidelines on the use of sanctions limitation and exclusion clauses in situations where there is a risk of economic sanctions exposure; and (v) an escalation framework which prescribes that any known transactions involving a high sanctions risk jurisdiction, including Sudan or Syria, are required to be referred to the Legal department for prior clearance.
As a result of PartnerRe Group sanctions compliance program:

i.	The PartnerRe Group does not have any office, assets, physical presence, operations, employees or agents in Sudan or Syria;

ii.
Over the last three fiscal years, the PartnerRe Group has not made, and does not have current plans to have, any contacts with, nor provide any products or services to, the government of Syria, or entities controlled by the government of Syria or any entity that is otherwise targeted by applicable sanctions applicable to Syria.

iii.
Over the last three fiscal years, a non-U.S. subsidiary of the Company, without the involvement of any U.S. person, has provided reinsurance coverage of agriculture and civil aviation risks to Sudanese insurance entities, either directly for agriculture risks or through the intermediary of a U.K. based broker for civil aviation risks. To our knowledge, such coverage has been compliant with the Sanctions Regulations applicable to that non-U.S. entity.

iv.
Other than the reinsurance coverage detailed in this letter, to the best of the Company’s knowledge, no services, products, information or technology have been provided by the Company to Sudan and/or Syria and no agreements, commercial arrangements or other contacts have been made between the Company and the governments of Sudan and/or Syria or entities they control.

The PartnerRe Group primarily deals with brokers and insurance companies. Compliance with Sanctions Regulations in such transactions is therefore the primary obligation of the brokers and insurance companies which have privity of contract with the ultimate insured party. The PartnerRe Group may have indirect reinsurance coverage exposure to Sudan or Syria as a result of such arrangements. For example, a non-U.S. affiliate of the Company (without the involvement of a U.S. person) may (re)insure a worldwide policy for a global airline which, among several destinations, may operate flights to/from Sudan or Syria or may provide (re)insurance to a multinational company domiciled outside of Sudan or Syria that may have, or may decide to acquire, assets in Sudan or Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

For the years ended December 31, 2016, 2015 and 2014, gross premiums written related to policies written with respect to Sudan were $7 million, $4 million and $3 million, respectively, which represented less than 0.15% of the Company’s total revenues in each year. There were no gross premiums written related to policies written with respect to Syria for the years ended December 31, 2016, 2015 and 2014.
As at March 31, 2017 and December 31, 2016, 2015 and 2014, the gross reserve liability related to Syrian cedants, which represents business written prior to 2012, and the gross reserve liability related to Sudanese cedants together represented 0.02% or less of the Company’s total Non-life and Life and Health reserves at each such date.
As of the date of this letter, the PartnerRe Group does not have plans to materially increase the reinsurance coverage provided to Sudanese or Syrian entities.
Furthermore, due to (i) the PartnerRe Group’s compliance with applicable Sanctions Regulations (ii) the type of reinsurance coverage the Company has recently provided in Sudan and Syria and (iii) the magnitude of business conducted in Sudan and Syria, the Company believes that these activities do not impact the Company’s reputation or value, and consequently does not constitute a material investment risk to the holders of our Preferred Shares.

Item 16F Changes in Registrant’s Certifying Accountant, page 96

3.	Please amend your filing to include a letter from Deloitte as required pursuant to Item 16F(a)(3) of Form 20-F.

The Company directs the Staff to the Company’s Current Report on Form 8-K, filed on March 24, 2016 (the “2016 8-K”), which disclosed the Company’s dismissal of its independent registered public accounting firm, Deloitte Ltd. (“Deloitte”), on March 24, 2016, in accordance with Item 4.01 of Form 8-K and Item 304(a) of Regulation S-K. At the time of the filing of the 2016 8-K and dismissal of Deloitte, the Company was a domestic registrant and had not yet qualified as a foreign private issuer. As disclosed in the 2016 8-K, the dismissal of Deloitte was made in connection with the acquisition of the Company by EXOR S.p.A and the appointment of Ernst & Young Ltd. as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2016, so that the Company would have the same independent auditor as EXOR S.p.A. As required by Item 4.01(a) of Form 8-K and Item 304(a)(3) of Regulation S-K, the Company requested that Deloitte furnish a letter addressed to the SEC stating whether or not it agrees with the statements made in the 2016 8-K, and, if not, stating the respects in which it does not agree. The 2016 8-K included, as exhibit 16.1 thereto, a copy of Deloitte’s letter to the SEC, dated March 24, 2016, which notes that Deloitte agreed with the statements made in the 2016 8-K.
In Item 16F of the Company’s Form 20-F for the year ended December 31, 2016 (the “2016 20-F”), the Company disclosed the dismissal of Deloitte in accordance with Item 16F(a)(1) of Form 20-F, but did not include as an exhibit to the 2016 20-F a letter from Deloitte to the SEC stating whether or not it agrees with the statements made in the 2016 20-F, and, if not, stating the respects in which it does not agree.
While the Company acknowledges Item 16F(a)(3) of Form 20-F and the requirement to file a former accountant’s letter regarding the statements made with respect to its dismissal with a registrant’s annual report, it respectfully advises the Staff that it does not believe that such a filing is required in this instance. As noted above, the Company was already subject to comparable disclosure requirements at the time of the dismissal under Form 8-K, which would not have been the case for a typical foreign private issuer subject to Form 20-F, and the Company made the requisite disclosure and filing on a timely basis in the form of the 2016 8-K. The Company notes that the disclosure made in the 2016 8-K did not differ materially from that in the Form 20-F, other than with respect to the reference to the letter from Deloitte.
Given the availability of the letter in the 2016 8-K and the disclosure regarding the dismissal in the 2016 20-F, the Company does not believe that it would be necessary or useful to investors to have Deloitte issue another letter, but dated the date of the Form 20-F filing.
Finally, the Company respectfully directs the Staff to instruction 2 to Item 16F of Form 20-F, which notes that the disclosure called for by Item 16F(a) need not be provided if it had been previously reported. Due to the 2016 8-K, the Company is not otherwise required to make the disclosure and filing pursuant to Item 16F of Form 20-F. While the Company voluntarily made such disclosure in the 2016 20-F in the interest of providing additional information to investors, the inclusion of such disclosure should not eliminate the Company’s ability to take advantage of its ability not to include the letter required by 16F(a)(3) due to its prior reporting and filing.
Based on the foregoing, the Company respectively believes that it is not required or necessary for the protection of investors to file an amendment to the 2016 20-F solely for the purpose of filing a letter from Deloitte indicating that it agrees with the disclosure set forth in Item 16F thereto.

Item 18 Financial Statements
Notes to Consolidated Financial Statements
8. Non-life and Life and Health Reserves, page 126

4.
Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for property and casualty and specialty segments provided herein pursuant to ASC 944-40-50-4A through 50-4I is not required. In this regard, include in your analysis:

•	why the property and casualty lines within your property and casualty segment are not presented as separate tables;

•
why separate tables are not necessary within your property and casualty segment for each or any of the five regions: North America; Europe; Asia; Latin America; and Middle East, Africa and Russia to which the segment “provides holistic access to property and casualty risks;” and

•	why separate tables are not necessary to present the separate lines of business within your specialty segment.

In determining the appropriate level of aggregation or disaggregation related to the short duration disclosure requirements, the Company considered the guidance in ASC 944-40-50-4A through 50-4I, as well as 944-40-55-9A through 9D, and the objectives of the 2013 amendments to the guidance, which were primarily aimed at increasing the usefulness of information about insurance liabilities and comparability between companies. The guidance points to examples of categories that may be appropriate as the basis for the aggregation, such as type of coverage, geography, reportable segments, market or type of customer and claim duration. In the basis for conclusion, the standard states that useful disaggregation depends on entity-specific factors, as the guidance does not prescribe any specific factor to be used. In drafting the disclosures, the Company considered these examples and the objective of the guidance and determined that presenting the information in line with the Company’s segment disclosures would provide the most meaningful information. Specifically the Company considered how information about its financial results, including losses and loss expenses, has been presented for other purposes, including as follows:

a.
In quarterly earnings releases, in the Company’s annual report on Form 20-F, and in financial results presentations, annual plan and comparisons of actual against plan provided to executive management, the Audit Committee, the Board of Directors, rating agencies, and the Company’s sole common shareholder, the Company presents its financial results by three reportable segments: Property & Casualty (P&C), Specialty and Life & Health.

b.
Information presented to and reviewed by the chief operating decision maker (CODM), the Company’s Chief Executive Officer (CEO), for evaluation of financial performance is presented on a segment basis. The CEO makes decisions regarding asset and capital allocations for the Company and monitors and assesses the Company’s operating performance at each of the reportable segment levels. In his role as the Company’s CODM, the CEO is aided by the Executive Committee, which includes a chief executive officer for each of the Company’s three segments.

c.
Information presented to and reviewed by each of the segment leaders, in addition to the Company CEO, is presented at the segment level to evaluate financial performance at those reportable segment levels and to make resource allocation decisions. Each of these reportable segments is managed, and its financial results are presented on a centralized worldwide basis, under the leadership of the segment’s chief executive officer, who each report into the Company CEO. The focus on the segment management and presentation is on total reportable segment performance rather than geographical or line of business performance.

In determining the Company’s segments, and consequently its short-duration disclosures, the Company also considered the characteristics of its products. The P&C, Specialty and Life and Health reportable segments represent the Company’s primary customer types, with each segment separately representing markets that are generally homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management. Given customers usually purchase more than one type of coverage, often including both property and casualty lines, in multiple geographies, any further disaggregation of our reported reserve development (by type of coverage, geography or claim duration) would not improve a reader’s understanding of the amount, timing, and uncertainty of cash flows arising from customers’ contracts, which are the main drivers of the Company's financial performance and the resource allocation decisions.
The Company’s segments were determined to allow users of our financial information meaningful insight into the Company’s business through the eyes of management based on the way management makes operating decisions and assesses performance. Accordingly, the Company concluded that disaggregating the required disclosures at the segment level, and not by line of business or geography, was considered the most appropriate method of providing readers of its financial statements with information that is consistent with the information that management, the Company’s CODM, and other third-parties referred to above use to assess the Company’s financial performance.

5.
Please provide us an analysis explaining why incurred and paid loss and loss expense development tables for health insurance included in your life and health segment is not required by ASC 944-40-50-4A through 50I.

Under ASC 944-40-50-4H, insurance entities are not required to provide disclosures about claims development for insignificant categories.
While the Company is not a direct writer of insurance, it does write reinsurance of Health business which the Company concluded was insignificant to present separately for purposes of short duration disclosures. At December 31, 2016, the Company’s net Health reserves were $264 million, or 2.9% of the total net Non-life and Health reserves of $8,983 million, or 2.5% of total net Non-life and Life & Health reserves of $10,671 million.

* * * * *

We hope this information addresses your comments relating to our disclosure. Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5101.

Very truly yours

/S/ MARIO BONACCORSO
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.

cc: Tabatha Akins, Division of Corporation Finance
Joel Parker, Division of Corporation Finance
Scot Foley, Attorney Advisor
Dan Greenspan, Legal Branch Chief